EXHIBIT 10

ANDERSON FAMILY PROPOSES TRANSACTION TO

ACQUIRE 100% OF PUBLIC INTEREST IN BOOKS-A-MILLION, INC.

BIRMINGHAM, Ala. (April 30, 2012) – Clyde B. Anderson announced on April 28, 2012, that the Anderson family has made a non-binding proposal to acquire all of the outstanding publicly-held shares of the common stock of Books-A-Million, Inc. (NASDAQ: BAMM) (the “Company”). Mr. Anderson is the Executive Chairman of the Company and Mr. Anderson and other members of the Anderson family currently directly or indirectly control shares of stock representing, in the aggregate, approximately 53 percent of the common stock of the Company.

According to the proposal, public shareholders would receive $3.05 per share in cash, representing a premium of approximately 20 percent over the closing price on April 27, 2012, and 13 percent over the average closing price of the Company’s common stock for the past 90 trading days. The proposal values the total equity of the Company at approximately $48.8  million.

In the proposal letter, Mr. Anderson stated he anticipates the acquisition would be in the form of a merger of the Company with a newly formed acquisition vehicle that the Anderson family would control. Mr. Anderson also stated in the letter that the transaction would be financed through borrowings available under the Company’s existing credit line, and that the proposal is conditioned on availability of sufficient funds under that credit line. The Anderson family expects the Company’s management to remain in place following the merger along with the rest of the Company’s valued employees.

In the letter, Mr. Anderson said: “We believe that this Proposal presents a unique and highly attractive opportunity for the public shareholders of the Company.”

Mr. Anderson also noted in his letter that he expects that the Board of Directors of the Company will establish a special committee of independent directors with its own legal and financial advisors to review the proposal on behalf of the Company’s public shareholders. Mr. Anderson indicated in his letter that he and the other interests of the Anderson family do not intend to move forward with the proposed transaction unless the special committee makes a favorable recommendation to the Board.

In the letter, Mr. Anderson also stated that the definitive transaction documents will provide that the transactions will be conditioned upon the approval of a majority of the shares of stock of the Company that are not directly or indirectly controlled by members of the Anderson family. Mr. Anderson also made clear that he and the other members of the Anderson family are interested only in acquiring the outstanding shares of the Company that they do not already own, and are not currently interested in considering a sale of their shares to a third party or any merger or other strategic transaction involving any third party and do not intend to vote in their capacity as shareholders in favor of any such transaction.

Mr. Anderson has engaged Ropes & Gray LLP as his legal advisor and BDT & Company, LLC as his financial advisor for the proposed transaction.

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A copy of Mr. Anderson’s letter to the Board is attached as an exhibit to Amendment No. 8 to the Anderson family’s Schedule 13D, which is being filed with the Securities and Exchange Commission (“SEC”) today, and once filed will be available at no charge on the SEC’s website at www.sec.gov.

Pending the execution of a definitive agreement, the Company’s shareholders and others considering trading in its securities should recognize that the announcement of this proposal is only the beginning of the process of considering the proposal and that no definitive time frame has been determined and that there can be no assurance that any transaction, whether on the proposed terms or other terms, will be consummated. There can also be no assurance that Mr. Anderson will be able to obtain the financing commitments necessary to proceed with the proposal.

This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (the “SEC”) should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from the Company.

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